FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 13, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                            No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                            No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Press Release
SIEMENS AG SEGMENT INFORMATION
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF CASH FLOW
CONSOLIDATED BALANCE SHEETS
EVA performance
EVA Calculation
SIGNATURES

Key figures

	Fiscal year(1)			4th quarter(2)

	2003	2002		2003	2002

Net income (in millions of euros)
Excluding a gain on sales of shares of Infineon Technologies AG (fiscal year 2002)	2,445 (3)	1,661		724	53
Tax-free gain on sales of shares of Infineon		936

		2,597

Earnings per share (in euros)
Excluding a gain on sales of shares of Infineon (fiscal year 2002)	2.75	1.87		0.81	0.06
Tax-free gain on sales of shares of Infineon		1.05

		2.92

Net cash from operating and investing activities	1,773	4,754		1,246	1,548
(in millions of euros)
therein: Net cash provided by operating activities	5,712	5,564		2,402	1,217
Net cash (used in) provided by investing activities	(3,939)	(810)		(1,156)	331
Supplemental contributions to pension trusts (included in net cash provided by operating activities)	(1,192)	(1,782)		(750)	(1,782)

Group profit from Operations	4,295	3,756		1,102	707

(in millions of euros)
New orders	75,056	86,214	(4)	18,612	19,360
(in millions of euros)

Sales	74,233	84,016	(4)	19,778	21,290
(in millions of euros)

	September 30, 2003	September 30, 2002

Employees (in thousands)	417	426
Germany	170	175
International	247	251

(1)	October 1 — September 30.
(2)	July 1 — September 30.
(3)	Includes a positive effect of €36 million (or €0.04 per share) due to the adoption of SFAS 143, Accounting for Asset Retirement Obligations.
(4)	Beginning December 5, 2001 Infineon is accounted for under the equity method of accounting and is no longer consolidated in the financial statements of Siemens. Therefore, in fiscal year 2002, Infineon’s orders and sales are included only for the approximately two months in which Infineon was consolidated in the financial statements of Siemens.

Note: Beginning during the second quarter of fiscal 2003, Siemens replaced the term “EBIT from Operations” with “Group profit from Operations.” This change and further terminology changes made in the second quarter are explained on the page “Terminology update” at the end of this document. “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information.”

Press Presse Prensa
For the business and financial press Munich, November 13, 2003

Siemens in fiscal 2003 (ended September 30, 2003)

•	Net income for fiscal 2003 was €2.445 billion, representing a 47% increase from €1.661 billion a year earlier, excluding a tax-free gain of €936 million from sales of Infineon shares.

•	Group profit from Operations increased to €4.295 billion. The majority of Siemens Groups reported higher earnings and margins year-over-year.

•	Net cash from operating and investing activities was €1.773 billion, including €5.712 billion in net cash from operating activities. Net cash provided by operating activities included cash outflows of €1.192 billion in supplemental cash contributions to Siemens pension trusts. Net cash used in investing activities of €3.939 billion included increases in investments and marketable securities of €957 million, and €929 million for a strategic acquisition at Power Generation.

•	Sales were €74.233 billion and orders were €75.056 billion, down 12% and 13%, respectively from the prior year. Adjusting for currency effects and portfolio activities, sales and orders were 4% and 5% lower, respectively, than a year earlier.

•	Siemens management proposes a dividend of €1.10 per share.

•	For the fourth quarter, net income rose sharply year-over-year, to €724 million, and Group profit from Operations climbed 56%, to €1.102 billion. Net cash from operating and investing activities of €1.246 billion included €750 million in supplemental cash pension contributions. Fourth-quarter sales and orders were 7% and 4% lower than the prior year quarter but rose 14% and 8%, respectively, compared to the third quarter of fiscal 2003.

•	In October 2003, at the beginning of the new fiscal year, Siemens made additional supplemental cash pension contributions of €1.255 billion.

“Operation 2003 has been a clear success,” said Siemens CEO Heinrich v. Pierer. “We increased net income nearly 50% compared to the prior year, on a comparable basis. The other objectives we achieved, such as strong cash flows from Operations, are also signs of improved operational performance. Given the difficult economic environment during fiscal 2003, these achievements represent a major success.”

“Following the volume declines of the past year, which were substantially driven by currency translation, our goal in fiscal 2004 is to restore growth and win market share,” Pierer said. “As a number of our Groups have demonstrated, we are well positioned for this effort, with our clear customer focus, strength in innovation, global competitiveness, and sound financial condition. These qualities also create the basis for double-digit percentage growth in net income for fiscal 2004, assuming generally stable economic conditions.”

For the fiscal year ended September 30, 2003, Siemens reported net income of €2.445 billion and earnings per share of €2.75. Fiscal 2002 included a tax-free gain of €936 million on sales of shares in Infineon Technologies AG, which boosted net income in that period to €2.597 billion and earnings per share to €2.92. Excluding the Infineon gain, net income rose 47% year-over-year from €1.661 billion. The major component of this improvement was growth in Group profit from Operations, which climbed 14% to €4.295 billion for the year. Group profit margins rose at 10 of the 13 Groups in Operations and at Siemens Financial Services (SFS). Losses related to Siemens’ ownership of Infineon decreased and positive effects from Corporate Treasury also contributed to net income growth for the year.

Net cash from operating and investing activities was €1.773 billion in fiscal 2003 compared to €4.754 billion a year earlier, a period which included significant net proceeds from portfolio activities. Within Operations, net cash provided by operating activities was €4.123 billion compared to €4.277 billion in the prior year. Both periods included supplemental cash contributions to Siemens pension trusts, totaling €1.192 billion and €1.782 billion in fiscal 2003 and 2002, respectively. In fiscal 2003, net cash used in investing activities of €3.939 billion included €929 million to acquire the industrial turbine businesses of Alstom S.A., and €957 million in increases in investments and marketable securities.

Sales of €74.233 billion and orders of €75.056 billion reflected macroeconomic conditions, the strong decline in the value of the U.S. dollar relative to the euro during the fiscal year, and the net effects of acquisitions and dispositions compared to fiscal 2002. Excluding currency and portfolio effects (i.e., on a comparable basis), sales and orders were within 4% and 5%, respectively, of prior-year levels. Against this backdrop, a number of Siemens’ earnings leaders increased both sales and orders year-over-year on a comparable basis, including Medical Solutions (Med), Automation and Drives (A&D), Siemens VDO Automotive (SV), and Osram.

Siemens worldwide results for the fourth quarter of fiscal 2003

For the fourth quarter of fiscal 2003, net income rose sharply, to €724 million from €53 million a year earlier, and earnings per share were €0.81, up from €0.06 in the same period a year earlier. The driver again was strong growth in Group profit from Operations, which climbed to €1.102 billion from €707 million in the fourth quarter a year ago. A majority of the Groups improved their bottom lines year-over-year, including a return to profitability at Information and Communication Networks (ICN). Fourth-quarter sales of €19.778 billion were within 2% of prior-year levels on a comparable basis, while fourth-quarter orders of €18.612 billion were 2% higher than a year earlier on a comparable basis. Sales grew 14% compared to the immediately prior quarter, on the strength of double-digit percentage increases at the majority of the Groups. Orders increased 8% compared to the third quarter of fiscal 2003. Net cash from operating activities was €2.402 billion for the fourth quarter, after Siemens made a supplemental cash pension contribution of €750 million. Net cash from operating and investing activities was €1.246 billion, including €424 million to complete the Alstom acquisition.

Operations in fiscal 2003

Information and Communications

Information and Communication Networks (ICN)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change*	2003	Change	Comparable Change

New Orders	1,685	(10)%	(6)%	7,070	(19)%	(14)%
Total Sales	1,952	(14)%	(10)%	7,122	(26)%	(21)%

	2003	2002		2003	2002
Group Profit	57	(325)		(366)	(691)

in the discussions that follow, “comparable basis” and “comparable change” refer to comparison excluding the effects of currency translation and the net effects of acquisitions and dispositions

In the Information and Communications business area, ICN improved its performance despite ongoing market challenges. The positive trend was particularly evident in the fourth quarter, when ICN posted Group profit of €57 million compared to a loss of €325 million in the same period a year earlier. The Enterprise Networks and Carrier Networks and Services businesses both contributed positive earnings in the fourth quarter. For the year as a whole, ICN cut its loss to €366 million from €691 million in fiscal 2002, a period that benefited from gains on asset sales and a divestment, partially offset by an asset impairment. Charges for severance in fiscal 2003 were substantially lower than in the prior fiscal year. Sales of €7.122 billion and orders of €7.070 billion reflect the overall contraction in the telecom market year-over-year. At the division level, the Carrier Networks and Services business substantially reduced its loss and recorded sales of €3.455 billion for the year. Enterprise Networks reported progressively higher profits in all four quarters, and more than doubled its profit year-over-year. The division benefited primarily from a streamlined cost structure, and also from higher market demand for lease sales.

Information and Communication Mobile (ICM)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	2,838	12%	15%	9,960	(14)%	(10)%
Total Sales	2,619	(2)%	1%	9,964	(10)%	(6)%

	2003	2002		2003	2002
Group Profit	49	24		180	96

Group profit at ICM rose to €180 million in fiscal 2003, including charges for severance comparable in amount to the prior year. Sales of €9.964 billion and orders of €9.960 billion reflected the continuing decline in the wireless infrastructure market. Handset sales at Mobile Phones surged to 39.1 million units from 33.3 million units a year earlier on strong demand for new products and sales rose 5% to €4.474 billion for the year. Earnings of €27 million were down from €82 million a year earlier, as increased competition drove a reduction in average selling price per unit, and a separately branded handset line incurred operating losses and charges to inventory. The Cordless Products business again made a significant contribution to ICM’s Group profit. Mobile Networks recorded earnings of €116 million, as charges for severance were more than offset by positive resolutions of customer financing risks and recorded sales of €4.311 billion. Fourth-quarter Group profit for ICM rose to €49 million from €24 million a year earlier. Within that total, Mobile Networks increased its profit to €60 million on sales of €1.078 billion. Handset sales in the fourth quarter at Mobile Phones rose to 12.0 million units from 7.8 million in the same period a year earlier, resulting in sales of €1.260 billion. Fourth-quarter profits of €14 million did not reach prior-year levels, however, as the period included most of the impacts related to the handset line mentioned above. Fourth-quarter sales for ICM overall were €2.619 billion, nearly level with the same period a year earlier, while fourth-quarter orders rose 12% year-over-year, to €2.838 billion, on strong handset orders.

Siemens Business Services (SBS)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	1,244	(17)%	(16)%	5,226	(16)%	(14)%
Total Sales	1,317	(11)%	(9)%	5,205	(10)%	(7)%

	2003	2002		2003	2002
Group Profit	(41)	26		13	101

SBS posted a Group profit of €13 million for the fiscal year compared to €101 million in fiscal 2002. The decline primarily reflects €77 million in charges for risks associated with a long-term business process outsourcing contract in the U.K. Sales of €5.205 billion and orders of €5.226 billion reflect relative weakness in the IT consulting market year-over-year, as well as pricing pressure in the IT maintenance and outsourcing markets. The charge referred to above occurred in the fourth quarter, resulting in a loss for the period of €41 million on sales of €1.317 billion.

Automation and Control

Automation and Drives (A&D)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	2,009	(5)%	(1)%	8,476	(3)%	2%
Total Sales	2,285	(5)%	(2)%	8,375	(3)%	2%

	2003	2002		2003	2002
Group Profit	240	219		806	723

In the Automation and Control business area, A&D was again a standout among Siemens Groups, increasing Group profit 11% year-over-year to €806 million, further improving its Group profit margin to 9.6%, and strengthening its market position. Sales of €8.375 billion and orders of €8.476 billion each rose 2% year-over-year on a comparable basis, as A&D continued to balance its business base with growth in the Asia-Pacific region and market-share gains in Europe. Group profit rose quarter by quarter throughout the year, reaching €240 million in the fourth quarter. A&D’s Group profit margin of 10.5% in the fourth quarter enabled it to increase Group profit 10% over the prior-year quarter. On a comparable basis, sales and orders were nearly level with the prior year.

Industrial Solutions & Services (I&S)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	959	1%	5%	3,955	(4)%	1%
Total Sales	1,134	(13)%	(10)%	4,012	(10)%	(6)%

	2003	2002		2003	2002
Group Profit	(17)	(129)		(41)	(198)

I&S significantly improved its bottom line, posting a Group loss of €41 million compared to a loss of €198 million a year earlier, in part due to lower charges for severance and capacity adjustments. Sales of €4.012 billion and orders of €3.955 billion reflected a continuing contraction in the market for industrial solutions. In the fourth quarter, I&S recorded a loss of €17 million compared to a loss of €129 million in the same period a year ago, which included significantly higher charges for severance and capacity adjustments. While fourth-quarter sales were lower year-over-year, fourth-quarter orders rose 5% on a comparable basis.

Siemens Dematic (SD)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	802	31%	41%	2,599	(8)%	2%
Total Sales	680	(3)%	4%	2,600	(13)%	(4)%

	2003	2002		2003	2002
Group Profit	(178)	10		(218)	45

SD posted a Group loss of €218 million for the year, compared to Group profit of €45 million in fiscal 2002. A substantial increase in loss provisions and charges related to two large contracts in Europe was the key factor in this result, together with other charges. On a comparable basis, sales of €2.600 billion were within 4% of the prior-year level, and orders were 2% higher at €2.599 billion. The Postal Automation Division increased its profit and earnings margin and won large orders from the U.S. Postal Service, while the Electronics Assembly Systems Division narrowed its loss year-over-year and restored sales growth in its large pick-and-place equipment business on a breakeven basis. Most of the increased provisions and charges mentioned above were recorded in the fourth quarter, resulting in a loss of €178 million compared to a profit of €10 million in the same period a year ago. On a comparable basis, fourth-quarter sales rose 4% and orders jumped 41%, respectively, over the same period a year earlier.

Siemens Building Technologies (SBT)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	1,146	(21)%	(17)%	4,775	(15)%	(9)%
Total Sales	1,400	(13)%	(8)%	4,990	(11)%	(5)%

	2003	2002		2003	2002
Group Profit	38	87		101	195

Group profit at SBT was €101 million for the fiscal year, which included significantly higher charges for severance taken to realign the Group’s workforce with market conditions. Group profit a year earlier was €195 million. Sales of €4.990 billion and orders of €4.775 billion reflect weak demand in SBT’s markets, plus six percentage points due to currency effects. Fourth-quarter results were in line with the year as a whole. Group profit was €38 million compared to €87 million a year earlier, due in part to lower sales of €1.400 billion.

Power

Power Generation (PG)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	1,223	(15)%	(21)%	7,302	(31)%	(27)%
Total Sales	1,961	(15)%	(17)%	6,967	(26)%	(19)%

	2003	2002		2003	2002
Group Profit	221	354		1,171	1,582

In the Power business area, PG led all Siemens Groups with €1.171 billion in Group profit and a Group profit margin of 16.8%. In fiscal 2003, PG increased the percentage of its revenues and profits coming from services, acquired the industrial turbine businesses of Alstom to complement its existing large turbine business, and further diversified its business base. The negative demand trend in the U.S. market continues to affect comparison of PG’s sales and orders with prior periods, and currency translation effects further reduced reported volumes.

PG maintained its Group profit margin at the same level as a year earlier, however, in part due to higher net gains on customer cancellations and lower severance charges compared to fiscal 2002. For the fourth quarter of fiscal 2003, PG posted Group profit of €221 million compared to €354 million in the same period a year earlier. Sales and orders of €1.961 billion and €1.223 billion, respectively, were lower than in the same quarter a year earlier but declined at a more modest pace than for the full year. The Group’s order backlog stood at €14.3 billion at year-end, comparable to the level in recent quarters.

Power Transmission and Distribution (PTD)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	798	1%	21%	3,586	(19)%	(3)%
Total Sales	882	(26)%	(12)%	3,399	(19)%	(2)%

	2003	2002		2003	2002
Group Profit	65	16		207	109

PTD delivered €207 million in Group profit compared to €109 million a year earlier, generated particularly at the High Voltage and Medium Voltage divisions. Fiscal 2002 Group profit included a €54 million loss on the sale of the Group’s Metering division in the fourth quarter. On a comparable basis, sales of €3.399 billion and orders of €3.586 billion were within 2% and 3%, respectively, of prior-year levels. PTD’s Group profit and Group profit margin in the fourth quarter rose sharply year-over-year, to €65 million and 7.4%, respectively. While fourth-quarter sales were below the level a year earlier, fourth-quarter orders surged 21% over the prior year on a comparable basis.

Transportation

Transportation Systems (TS)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	1,418	—	7%	4,674	(11)%	(8)%
Total Sales	1,416	14%	15%	4,697	8%	11%

	2003	2002		2003	2002
Group Profit	78	74		284	247

In the Transportation business area, TS increased its Group profit 15%, to €284 million, despite having to take higher warranty provisions. Sales for the year rose to €4.697 billion, as TS converted large orders from prior years into current business. Orders for the year of €4.674 billion included large new rolling stock contracts in China, England, Norway, and Switzerland as well as major new maintenance contracts in the U.K. Both Group profit and sales hit high points for the year in the fourth quarter, with Group profit reaching €78 million despite higher warranty charges and sales rising 15% year-over-year, on a comparable basis, to €1.416 billion. Fourth-quarter orders rose 7% year-over-year on a comparable basis, and the Group’s order backlog remained steady at €11.2 billion.

Siemens VDO Automotive (SV)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	1,967	(4)%	7%	8,375	(2)%	8%
Total Sales	1,967	(4)%	7%	8,375	(2)%	8%

	2003	2002		2003	2002
Group Profit	115	(15)		418	65

SV accelerated to Group profit of €418 million for the year compared to €65 million a year earlier. The Group’s innovative diesel injection and onboard infotainment systems were major factors in the earnings improvement. SV’s profitability improvement program also contributed to earnings growth, as the Group cut materials costs, streamlined its R&D and production processes, and tightened administrative and IT spending. As a result, SV increased its Group profit margin from 0.8% in fiscal 2002 to 5.0% in fiscal 2003, though it still fell short of earning its cost of capital.

Sales and orders of €8.375 billion rose 8% year-over-year on a comparable basis, particularly related to the transfer of parts of SV’s automotive cockpit module business to a joint venture in the third quarter. Fourth-quarter Group profit reached €115 million compared to a loss of €15 million a year earlier. On a comparable basis, fourth-quarter sales and orders rose 7% year-over-year.

Medical

Medical Solutions (Med)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	2,330	(3)%	6%	7,835	(7)%	3%
Total Sales	2,040	(3)%	5%	7,422	(3)%	7%

	2003	2002		2003	2002
Group Profit	286	301		1,118	1,018

In the Medical business area, Med increased its Group profit 10%, to €1.118 billion, and its Group profit margin climbed above 15% for the year. Innovative new products, particularly for diagnostic imaging applications, again led the way. Group profit benefited also from a €63 million gain related to the contribution of a portion of Med’s electromedical systems business to a new joint venture, Draeger Medical, in the third quarter. The divestment of the remaining portion of the electromedical systems business, announced in the fourth quarter, did not take effect until after the close of the fiscal year. On a comparable basis, sales rose 7% to €7.422 billion and orders increased 3% to €7.835 billion from a year earlier, as Med continued to find growth opportunities in the highly competitive U.S. market. Med’s fourth-quarter Group profit was €286 million compared to €301 million a year earlier. Fourth-quarter sales and orders were up 5% and 6%, respectively, from the levels a year earlier on a comparable basis.

Lighting

Osram

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

New Orders	1,018	(3)%	4%	4,172	(4)%	6%
Total Sales	1,018	(3)%	4%	4,172	(4)%	6%

	2003	2002		2003	2002
Group Profit	105	95		410	365

In the Lighting business area, Osram generated €410 million in Group profit, a 12% increase over the prior year, and improved its Group profit margin still further, to nearly 10%. Steadily increasing profitability at the Opto Semiconductors Division was a key factor in earnings growth, and stringent cost containment helped offset intense pricing pressure. Sales and orders grew 6% year-over-year on a comparable basis, to €4.172 billion, as the General Lighting Division strengthened its market position in the U.S. and the Group expanded its business in the Asia-Pacific region and eastern Europe. Fourth-quarter Group profit rose 11% year-over-year, to €105 million, on a 10.3% Group profit margin. Fourth-quarter sales and orders rose 4% year-over-year on a comparable basis.

Other operations consist of centrally held equity investments and other operating businesses not related to a Group, such as Siemens’ joint ventures with Bosch (for household appliances) and Fujitsu (for computers). In fiscal 2003, higher contributions from these joint ventures resulted in Group profit from other operations of €212 million in fiscal 2003 compared to €99 million in the prior year.

Corporate items, pensions and eliminations
Corporate items, pensions and eliminations were a negative €1.576 billion in fiscal 2003, compared to a negative €1.282 billion in the same period a year earlier. Within this total, Corporate items were €747 million, down from €947 million in the prior year, due primarily to a lower loss related to Siemens’ equity interest in Infineon, the positive resolution of an arbitration proceeding and reduced corporate costs. Non-allocated pension expense was higher in fiscal 2003, at €828 million compared to €250 million a year earlier, while fiscal 2002 included €133 million in gains on the sale of investments. In the fourth quarter, Corporate items, pensions, and eliminations were a negative €320 million, compared to a negative €531 million a year earlier. This change primarily reflects the effect of Siemens’ equity interest in Infineon, which was a positive €17 million in fiscal 2003 compared to a negative €204 million year earlier.

Financing and Real Estate

Siemens Financial Services (SFS)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

Total Sales	122	(17)%	(12)%	532	(9)%	(4)%

	2003	2002		2003	2002
Income before income taxes	56	50		269	216

Income before income taxes rose 25% at SFS, to €269 million compared to €216 million a year ago. The Equity Division again contributed to higher earnings for the Group, which also benefited from lower provisions and write-downs at its Equipment and Sales Financing Division. Fourth-quarter income before income taxes at SFS rose to €56 million from €50 million a year earlier.

Siemens Real Estate (SRE)

	Fourth quarter ended			Fiscal Year ended
	Sept. 30			Sept. 30

(€ in millions)	2003	Change	Comparable Change	2003	Change	Comparable Change

Total Sales	410	(1)%	(1)%	1,592	(1)%	(1)%

	2003	2002		2003	2002
Income before income taxes	19	9		206	229

SRE earned €206 million before income taxes compared to €229 million a year earlier, as lower interest costs were more than offset by the effects of lower occupancy rates. Sales edged down 1% to €1.592 billion. While sales in the fourth quarter were nearly unchanged year-over-year, income before income taxes for the period rose to €19 million from €9 million a year earlier primarily due to lower maintenance expenses.

Eliminations, reclassifications and Corporate Treasury
 Income before income taxes from Eliminations reclassifications and Corporate Treasury was €266 million, up from a loss in the prior year, which included the significant negative results of Infineon until it was deconsolidated in December 2001. Furthermore, the improvement in the current year results include positive effects from Corporate Treasury. Fourth-quarter income before income taxes in fiscal 2003 for Eliminations, Reclassifications and Corporate Treasury was €122 million.

Income Statement highlights and earnings per share for fiscal 2003
Net sales for Siemens worldwide were €74.233 billion in fiscal 2003 compared to €84.016 billion a year earlier. Net income for Siemens worldwide was €2.445 billion compared to €1.661 billion in fiscal 2002, excluding a €936 million tax-free gain on the sale of shares in Infineon. Including this gain, net income in fiscal 2002 was €2.597 billion.

In Operations, net sales in fiscal 2003 were €73.744 billion compared to €83.127 billion a year earlier, strongly influenced by negative currency translation effects. Gross profit margin increased to 27.7% from 27.4%. Most of the Operations Groups increased their gross margins, led by ICN, PTD, SV and Med. SD’s margin decreased primarily due to increased contract loss accruals taken in the fourth quarter. Research and development expense was 6.9% of sales, near the level in fiscal 2002. Marketing, selling and general administrative expense decreased to 18.0% of sales due to effective cost-cutting programs, particularly at ICN, ICM, I&S, SV and Osram. Other operating income (expense), net was a positive €555 million, including €359 million in net gains from customer cancellations at PG, which are partly offset by inventory allowances recorded in cost of sales. Also included in other operating income (expense) is a €63 million gain arising from Med’s contribution of assets to a joint venture. Other operating income in fiscal 2002 was €326 million, as sales of a business and divestments more than offset a significant impairment charge at ICN.

Income from investments in other companies was a positive €66 million, up from a negative €142 million in the prior year, primarily due to higher earnings from joint ventures and lower losses year-over-year at Infineon, in which Siemens holds an equity interest. Earnings per share for the year were €2.75. Excluding the gain on sales of shares in Infineon referred to above, earnings per share in fiscal 2002 were €1.87.

Orders and sales trends in fiscal 2003
 Orders in fiscal 2003 were €75.056 billion compared to €86.214 billion a year earlier, and sales in fiscal 2003 were €74.233 billion compared to €84.016 billion. The declines year-over-year included eight percentage points due to currency and portfolio effects. Orders in Germany in fiscal 2003 were €16.796 billion compared to €17.812 billion the same period a year earlier. Sales in Germany were €17.100 billion compared to €18.102 billion a year earlier. International orders were €58.260 billion compared to €68.402 billion a year earlier, and international sales were €57.133 billion compared to €65.914 billion a year earlier. The declines in international volume year-over-year included nine percentage points due to currency and portfolio effects.

Orders in the U.S. in fiscal 2003 were €14.702 billion compared to €21.205 billion a year earlier. Sales in the U.S. were €15.357 billion compared to €20.288 billion in the prior year, influenced by expected volume declines at PG following the end of the gas turbine energy boom and a negative 14% currency translation effect. Orders in Asia-Pacific in fiscal 2003 were €9.152 billion compared to €10.092 billion and sales were €8.728 billion compared to €9.668 billion a year earlier, influenced by currency and portfolio effects. Sales in China in fiscal 2003 were €2.838 billion compared to €3.223 billion a year earlier, due in large part to the effect of currency translation.

Liquidity and balance sheet highlights for the fiscal year
For Siemens worldwide, net cash from operating and investing activities was €1.773 billion in fiscal 2003 compared to €4.754 billion a year earlier, a period which included significant net proceeds from portfolio activities. Within Operations, net cash provided by operating activities was €4.123 billion compared to €4.277 billion in the prior year. Both periods included supplemental cash contributions to Siemens pension trusts, totaling €1.192 billion and €1.782 billion in fiscal 2003 and 2002, respectively.

Net cash used in investing activities within Operations was €3.655 billion in fiscal 2003, which includes €929 million for the acquisition of the industrial turbine businesses of Alstom, and €841 million to expand holdings of investments and marketable securities. Net cash used in investing activities within Operations was €250 million in fiscal 2002. That prior-year period included proceeds from sales and dispositions totalling €6.097 billion, including €1.522 billion related to sales of shares of Infineon, partially offset by a €3.657 billion payment to complete the Atecs-Mannesmann acquisition.

Net cash provided by operating activities within the Financing and Real Estate component was €469 million in fiscal 2003, supported by strong earnings at SFS. Investing activities within the Financing and Real Estate component used net cash of €515 million, due in part to increased financing receivables.

Funding Status of Pension Plans
The status of Siemens’ principal pension plans did not change significantly compared to the prior year, remaining underfunded by approximately €5.0 billion. Two offsetting factors contributed to this effect. In the first and fourth quarters, the Company made supplemental contributions of €1.192 billion in cash and €377 million in real estate. Offsetting this effect was an increase in the projected benefit obligation of the plans as a result of a reduction in the plan’s weighted average discount rates from 6.0% to 5.4% associated with the general decline in interest rates worldwide. This in turn increased the projected benefit obligation of Siemens’ pension plans by €1.4 billion.

Economic Value Added
Siemens worldwide realized a positive economic value added (EVA) of €449 million in fiscal 2003, an improvement of €768 million compared to the prior year amount of a negative €319 million, excluding a €936 million tax-free gain on the sale of shares in Infineon. Including this gain, EVA for fiscal 2002 was a positive €617 million.

Subsequent events
After the close of fiscal 2003, in October 2003 Med completed the sale of its life support systems business to Getinge AB, of Sweden. Also in October 2003 Siemens made additional supplemental cash pension contributions to its pension trusts of €1.255 billion.

Note: Please see attached a reconciliation of the calculation of Economic Value Added.

The Siemens Annual Press Conference will be transmitted live on the Internet beginning at 10:00 a.m. CET on November 13, 2003. You can access the conference at www.siemens.com/pressconference.

Siemens CEO Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will hold an English-language conference with analysts on November, 14, 2003 at 3.00 p.m. CET. You can follow this conference live on the Internet by going to www.siemens.com/analystconference. A recording of the telephone conference will be available later at the same location.

This press release report contains forward-looking statements based on beliefs of Siemens’ management. The words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan”, “should” and “project” are used to identify forward-looking statements. Such statements reflect the company’s current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG Corporate Communications Press Office 80312 Munich	Reference number: AXX200311.10 e Thomas Weber 80312 Munich Tel.: +49-89 636-32812; Fax: -36700 E-mail: th.weber@siemens.com

SIEMENS AG

SEGMENT INFORMATION
As of and for the three months ended September 30, 2003 and 2002
(in millions of €)

	New orders				Intersegment
	(unaudited)		External sales		sales		Total sales		Group profit(1)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	1,685	1,867	1,758	2,107	194	153	1,952	2,260	57	(325)
Information and Communication Mobile (ICM)	2,838	2,536	2,572	2,652	47	29	2,619	2,681	49	24
Siemens Business Services (SBS)	1,244	1,499	983	1,042	334	436	1,317	1,478	(41)	26
Automation and Drives (A&D)	2,009	2,118	1,990	2,062	295	346	2,285	2,408	240	219
Industrial Solutions and Services (I&S)	959	946	801	984	333	318	1,134	1,302	(17)	(129)
Siemens Dematic (SD)	802	612	591	663	89	41	680	704	(178)	10
Siemens Building Technologies (SBT)	1,146	1,451	1,311	1,515	89	99	1,400	1,614	38	87
Power Generation (PG)	1,223	1,440	1,956	2,281	5	17	1,961	2,298	221	354
Power Transmission and Distribution (PTD)	798	794	846	1,105	36	85	882	1,190	65	16
Transportation Systems (TS)	1,418	1,415	1,411	1,237	5	7	1,416	1,244	78	74
Siemens VDO Automotive (SV)	1,967	2,052	1,964	2,033	3	19	1,967	2,052	115	(15)
Medical Solutions (Med)	2,330	2,398	2,015	2,095	25	6	2,040	2,101	286	301
Osram	1,018	1,053	993	1,051	25	2	1,018	1,053	105	95
Other operations(5)	546	460	282	234	268	200	550	434	84	(30)

Total Operations Groups	19,983	20,641	19,473	21,061	1,748	1,758	21,221	22,819	1,102	707
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,904)	(1,842)	116	48	(1,643)	(1,518)	(1,527)	(1,470)	(320)	(531)
Other interest expense	—	—	—	—	—	—	—	—	(51)	10
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	18,079	18,799	19,589	21,109	105	240	19,694	21,349	731	186

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	122	147	111	115	11	32	122	147	56	50
Siemens Real Estate (SRE)	410	413	77	65	333	348	410	413	19	9
Eliminations	—	—	—	—	(3)	(2)	(3)	(2)	—	—

Total Financing and Real Estate	532	560	188	180	341	378	529	558	75	59

Eliminations, reclassifications and Corporate Treasury	1	1	1	1	(446)	(618)	(445)	(617)	122	(15)

Siemens worldwide	18,612	19,360	19,778	21,290	—	—	19,778	21,290	928	230

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	9/30/03	9/30/02	2003		2002		2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	722	1,100	164		553		88	97	101	511
Information and Communication Mobile (ICM)	1,367	1,973	420		347		112	197	105	101
Siemens Business Services (SBS)	294	264	162		174		73	70	70	75
Automation and Drives (A&D)	1,925	2,197	307		406		128	90	70	68
Industrial Solutions and Services (I&S)	167	315	65		103		20	16	15	16
Siemens Dematic (SD)	877	975	156		56		12	18	14	15
Siemens Building Technologies (SBT)	1,447	1,778	161		166		14	38	43	38
Power Generation (PG)	1,712	(144)	(230)		(243)		493	124	50	73
Power Transmission and Distribution (PTD)	798	928	141		133		22	20	17	21
Transportation Systems (TS)	(252)	(741)	320		(174)		51	44	22	24
Siemens VDO Automotive (SV)	3,949	3,746	120		(39)		164	188	108	142
Medical Solutions (Med)	3,128	3,414	439		526		91	95	70	66
Osram	2,074	2,436	121		148		108	94	70	73
Other operations(5)	1,515	535	167		56		26	10	22	16

Total Operations Groups	19,723	18,776	2,513		2,212		1,402	1,101	777	1,239
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,781)	(3,021)	(1,095	)(6)	(1,703	)(6)	30	108	69	61
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	48,533	51,944	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	64,475	67,699	1,418		509		1,432	1,209	846	1,300

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,445	8,681	(612)		26		100	93	57	89
Siemens Real Estate (SRE)	3,607	4,090	137		74		31	134	75	55
Eliminations	(465)	(561)	26	(6)	(25	)(6)	—	—	—	—

Total Financing and Real Estate	11,587	12,210	(449)		75		131	227	132	144

Eliminations, reclassifications and Corporate Treasury	1,543	(1,970)	277	(6)	964	(6)	—	—	—	—

Siemens worldwide	77,605	77,939	1,246		1,548		1,563	1,436	978	1,444

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items, which in management’s view do not relate to the business performance of the Groups.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION
As of and for the fiscal years ended September 30, 2003 and 2002
(in millions of €)

	New orders				Intersegment
	(unaudited)		External sales		sales		Total sales		Group profit(1)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	7,070	8,697	6,592	9,169	530	478	7,122	9,647	(366)	(691)
Information and Communication Mobile (ICM)	9,960	11,538	9,811	10,910	153	135	9,964	11,045	180	96
Siemens Business Services (SBS)	5,226	6,256	3,964	4,212	1,241	1,561	5,205	5,773	13	101
Automation and Drives (A&D)	8,476	8,728	7,159	7,430	1,216	1,205	8,375	8,635	806	723
Industrial Solutions and Services (I&S)	3,955	4,120	2,907	3,378	1,105	1,102	4,012	4,480	(41)	(198)
Siemens Dematic (SD)	2,599	2,810	2,444	2,894	156	101	2,600	2,995	(218)	45
Siemens Building Technologies (SBT)	4,775	5,601	4,706	5,291	284	328	4,990	5,619	101	195
Power Generation (PG)	7,302	10,586	6,949	9,398	18	48	6,967	9,446	1,171	1,582
Power Transmission and Distribution (PTD)	3,586	4,429	3,188	3,928	211	271	3,399	4,199	207	109
Transportation Systems (TS)	4,674	5,247	4,668	4,349	29	18	4,697	4,367	284	247
Siemens VDO Automotive (SV)	8,375	8,515	8,365	8,491	10	24	8,375	8,515	418	65
Medical Solutions (Med)	7,835	8,425	7,345	7,604	77	19	7,422	7,623	1,118	1,018
Osram	4,172	4,363	4,113	4,308	59	55	4,172	4,363	410	365
Other operations(5)	1,840	1,895	1,129	1,238	728	785	1,857	2,023	212	99

Total Operations Groups	79,845	91,210	73,340	82,600	5,817	6,130	79,157	88,730	4,295	3,756
Reconciliation to financial statements
Corporate items, pensions and eliminations	(6,916)	(7,688)	192	244	(5,605)	(5,847)	(5,413)	(5,603)	(1,576)	(1,282)
Other interest expense	—	—	—	—	—	—	—	—	(88)	(96)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	936
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	72,929	83,522	73,532	82,844	212	283	73,744	83,127	2,631	3,314

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	532	582	433	436	99	146	532	582	269	216
Siemens Real Estate (SRE)	1,592	1,612	265	243	1,327	1,369	1,592	1,612	206	229
Eliminations	—	—	—	—	(12)	(8)	(12)	(8)	—	—

Total Financing and Real Estate	2,124	2,194	698	679	1,414	1,507	2,112	2,186	475	445

Eliminations, reclassifications and Corporate Treasury	3	498	3	493	(1,626)	(1,790)	(1,623)	(1,297)	266	(284)

Siemens worldwide	75,056	86,214	74,233	84,016	—	—	74,233	84,016	3,372	3,475

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	9/30/03	9/30/02	2003		2002		2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	722	1,100	106		711		219	415	447	850
Information and Communication Mobile (ICM)	1,367	1,973	692		594		347	453	326	368
Siemens Business Services (SBS)	294	264	(62)		173		193	222	255	282
Automation and Drives (A&D)	1,925	2,197	1,060		1,019		281	248	231	240
Industrial Solutions and Services (I&S)	167	315	54		(107)		45	60	52	56
Siemens Dematic (SD)	877	975	(170)		(70)		42	71	55	62
Siemens Building Technologies (SBT)	1,447	1,778	375		295		82	133	144	155
Power Generation (PG)	1,712	(144)	(448)		662		1,120	300	163	184
Power Transmission and Distribution (PTD)	798	928	387		149		65	92	65	75
Transportation Systems (TS)	(252)	(741)	(217)		95		120	135	65	64
Siemens VDO Automotive (SV)	3,949	3,746	184		224		569	534	400	435
Medical Solutions (Med)	3,128	3,414	845		1,124		321	321	227	206
Osram	2,074	2,436	528		284		280	330	268	289
Other operations(5)	1,515	535	(362)		89		520	50	64	51

Total Operations Groups	19,723	18,776	2,972		5,242		4,204	3,364	2,762	3,317
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,781)	(3,021)	(2,504	)(6)	(1,215	)(6)	33	3,835	132	123
Other interest expense	—	—	—		—		—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—		—		—	—	—	—
Other assets related reconciling items	48,533	51,944	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	64,475	67,699	468		4,027		4,237	7,199	2,894	3,440

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,445	8,681	(312)		282		237	283	220	271
Siemens Real Estate (SRE)	3,607	4,090	351		309		169	317	220	206
Eliminations	(465)	(561)	(85	)(6)	(133	)(6)	—	—	—	—

Total Financing and Real Estate	11,587	12,210	(46)		458		406	600	440	477
Eliminations, reclassifications and Corporate Treasury	1,543	(1,970)	1,351	(6)	269	(6)	—	214	—	209

Siemens worldwide	77,605	77,939	1,773		4,754		4,643	8,013	3,334	4,126

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items, which in management’s view do not relate to the business performance of the Groups.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME
For the three months ended September 30, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	19,778	21,290	(445)	(617)	19,694	21,349	529	558
Cost of sales	(14,451)	(15,530)	445	618	(14,426)	(15,671)	(470)	(477)

Gross profit on sales	5,327	5,760	—	1	5,268	5,678	59	81
Research and development expenses	(1,246)	(1,421)	—	(1)	(1,246)	(1,420)	—	—
Marketing, selling and general administrative expenses	(3,604)	(4,278)	(2)	(2)	(3,531)	(4,207)	(71)	(69)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €3 and €33, respectively)	234	323	(24)	(20)	208	310	50	33
Income (loss) from investments in other companies, net	98	(276)	—	—	84	(278)	14	2
Income (expense) from financial assets and marketable securities, net	87	(50)	96	(110)	(5)	72	(4)	(12)
Interest income of Operations, net	4	21	—	—	4	21	—	—
Other interest income (expense), net	28	151	52	117	(51)	10	27	24

Income (loss) before income taxes	928	230	122	(15)	731	186	75	59
Income taxes	(166)	(141)	(27)	10	(132)	(126)	(7)	(25)
Minority interest	(38)	(36)	—	—	(38)	(36)	—	—

Income (loss) before cumulative effect of change in accounting principle	724	53	95	(5)	561	24	68	34
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	—	—	—	—

Net income (loss)	724	53	95	(5)	561	24	68	34

Basic earnings per share
Income before cumulative effect of change in accounting principle	0.81	0.06
Cumulative effect of change in accounting principle, net of income taxes	—	—

Net income	0.81	0.06

Diluted earnings per share
Income before cumulative effect of change in accounting principle	0.81	0.06
Cumulative effect of change in accounting principle, net of income taxes	—	—

Net income	0.81	0.06

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury (2)		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	74,233	84,016	(1,623)	(1,297)	73,744	83,127	2,112	2,186
Cost of sales	(53,350)	(60,810)	1,625	1,222	(53,298)	(60,322)	(1,677)	(1,710)

Gross profit on sales	20,883	23,206	2	(75)	20,446	22,805	435	476
Research and development expenses	(5,067)	(5,819)	—	(169)	(5,067)	(5,650)	—	—
Marketing, selling and general administrative expenses	(13,534)	(15,455)	—	(90)	(13,243)	(15,083)	(291)	(282)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €3 and €37, respectively)	642	1,321	(77)	844	555	326	164	151
Income (loss) from investments in other companies, net	142	(114)	—	(16)	66	(142)	76	44
Income (expense) from financial assets and marketable securities, net	61	18	135	(81)	(69)	124	(5)	(25)
Interest income of Operations, net	31	94	—	—	31	94	—	—
Other interest income (expense), net	214	224	206	239	(88)	(96)	96	81
Gains on sales and dispositions of significant business interests	—	—	—	(936)	—	936	—	—

Income (loss) before income taxes	3,372	3,475	266	(284)	2,631	3,314	475	445
Income taxes(1)	(867)	(849)	(68)	69	(677)	(809)	(122)	(109)
Minority interest	(96)	(29)	—	2	(96)	(31)	—	—

Income (loss) before cumulative effect of change in accounting principle	2,409	2,597	198	(213)	1,858	2,474	353	336
Cumulative effect of change in accounting principle, net of income taxes	36	—	—	—	39	—	(3)	—

Net income (loss)	2,445	2,597	198	(213)	1,897	2,474	350	336

Basic earnings per share
Income before cumulative effect of change in accounting principle	2.71	2.92
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	2.75	2.92

Diluted earnings per share
Income before cumulative effect of change in accounting principle	2.71	2.92
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	2.75	2.92

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
(2)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 period are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings (loss) from Infineon is included in Income (loss) from investments in other companies, net in Operations.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW
For the fiscal years ended September 30, 2003 and 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Cash flows from operating activities
Net income (loss)	2,445	2,597	198	(213)	1,897	2,474	350	336
Adjustments to reconcile net income to cash provided
Minority interest	96	29	—	(2)	96	31	—	—
Amortization, depreciation and impairments	3,334	4,126	—	209	2,894	3,440	440	477
Deferred taxes	262	(191)	20	(185)	206	18	36	(24)
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(232)	(1,610)	—	(936)	(145)	(588)	(87)	(86)
Losses (gains) on sales of investments, net	2	(177)	—	7	2	(172)	—	(12)
Gains on sales and dispositions of significant business interests	—	—	—	936	—	(936)	—	—
Losses (gains) on sales and impairments of marketable securities, net	23	4	9	(2)	13	3	1	3
Loss (income) from equity investees, net of dividends received	10	298	—	17	70	322	(60)	(41)
Change in current assets and liabilities
(Increase) decrease in inventories, net	8	1,349	—	86	14	1,234	(6)	29
(Increase) decrease in accounts receivable, net	623	1,763	(527)	844	1,141	871	9	48
Increase (decrease) in outstanding balance of receivables sold	(291)	(503)	(21)	(607)	(270)	104	—	—
(Increase) decrease in other current assets	1,416	1,213	835	459	561	833	20	(79)
Increase (decrease) in accounts payable	(396)	(899)	3	(254)	(396)	(595)	(3)	(50)
Increase (decrease) in accrued liabilities	(621)	(575)	—	30	(571)	(577)	(50)	(28)
Increase (decrease) in other current liabilities	(668)	(1,025)	466	(99)	(961)	(851)	(173)	(75)
Supplemental contributions to pension trusts	(1,192)	(1,782)	—	—	(1,192)	(1,782)	—	—
Change in other assets and liabilities	893	947	137	439	764	448	(8)	60

Net cash provided by operating activities	5,712	5,564	1,120	729	4,123	4,277	469	558
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,852)	(3,894)	—	(149)	(2,468)	(3,149)	(384)	(596)
Acquisitions, net of cash acquired	(1,055)	(3,787)	—	—	(1,055)	(3,787)	—	—
Purchases of investments	(736)	(332)	—	(65)	(714)	(263)	(22)	(4)
Purchases of marketable securities	(221)	(338)	(92)	(306)	(127)	(27)	(2)	(5)
Increase in receivables from financing activities	(94)	(172)	276	(864)	—	—	(370)	692
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	21	607	—	—	(21)	(607)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	839	1,218	—	—	556	801	283	417
Proceeds from sales and dispositions of businesses	119	6,097	—	—	119	6,097	—	—
Proceeds from sales of marketable securities	61	398	26	317	34	78	1	3

Net cash (used in) provided by investing activities	(3,939)	(810)	231	(460)	(3,655)	(250)	(515)	(100)
Cash flows from financing activities
Proceeds from issuance of common stock	—	156	—	—	—	156	—	—
Purchase of common stock of Company	—	(152)	—	—	—	(152)	—	—
Proceeds from issuance of treasury shares	4	81	—	—	4	81	—	—
Proceeds from issuance of debt	2,702	384	2,702	384	—	—	—	—
Repayment of debt	(1,742)	(847)	(1,700)	(809)	(12)	(15)	(30)	(23)
Change in short-term debt	(445)	512	(106)	843	(323)	(481)	(16)	150
Change in restricted cash	—	(2)	—	(2)	—	—	—	—
Dividends paid	(896)	(888)	—	—	(896)	(888)	—	—
Dividends paid to minority shareholders	(110)	(103)	—	—	(110)	(103)	—	—
Intracompany financing	—	—	(907)	3,178	787	(2,615)	120	(563)

Net cash (used in) provided by financing activities	(487)	(859)	(11)	3,594	(550)	(4,017)	74	(436)
Effect of deconsolidation of Infineon on cash and cash equivalents	—	(383)	—	(383)	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(333)	(118)	(264)	(71)	(66)	(44)	(3)	(3)
Net increase (decrease) in cash and cash equivalents	953	3,394	1,076	3,409	(148)	(34)	25	19
Cash and cash equivalents at beginning of period	11,196	7,802	10,269	6,860	873	907	54	35

Cash and cash equivalents at end of period	12,149	11,196	11,345	10,269	725	873	79	54

Supplemental disclosure of cash paid for:
Interest	545	794
Income taxes	795	389

SIEMENS AG

CONSOLIDATED BALANCE SHEETS
As of September 30, 2003 and 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	9/30/03	9/30/02	9/30/03	9/30/02	9/30/03	9/30/02	9/30/03	9/30/02

ASSETS
Current assets
Cash and cash equivalents	12,149	11,196	11,345	10,269	725	873	79	54
Marketable securities	650	399	101	25	529	356	20	18
Accounts receivable, net	14,511	15,230	(9)	(7)	10,894	12,058	3,626	3,179
Intracompany receivables	—	—	(10,777)	(13,284)	10,742	13,209	35	75
Inventories, net	10,366	10,672	(4)	(5)	10,284	10,592	86	85
Deferred income taxes	1,063	1,212	77	64	909	1,143	77	5
Other current assets	4,750	5,353	736	1,028	3,143	3,306	871	1,019

Total current assets	43,489	44,062	1,469	(1,910)	37,226	41,537	4,794	4,435

Long-term investments	5,992	5,092	19	2	5,636	4,797	337	293
Goodwill	6,501	6,459	—	—	6,421	6,369	80	90
Other intangible assets, net	2,358	2,384	—	—	2,338	2,362	20	22
Property, plant and equipment, net	10,756	11,742	1	2	7,114	7,628	3,641	4,112
Deferred income taxes	4,359	3,686	1,127	764	3,165	2,771	67	151
Other assets	4,150	4,514	131	103	1,371	1,304	2,648	3,107
Other intracompany receivables	—	—	(1,204)	(931)	1,204	931	—	—

Total assets	77,605	77,939	1,543	(1,970)	64,475	67,699	11,587	12,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,745	2,103	977	1,143	646	785	122	175
Accounts payable	8,404	8,649	4	6	8,216	8,453	184	190
Intracompany liabilities	—	—	(7,426)	(7,776)	1,771	1,799	5,655	5,977
Accrued liabilities	8,884	9,608	6	18	8,748	9,445	130	145
Deferred income taxes	870	661	(271)	(206)	877	647	264	220
Other current liabilities	12,125	13,691	284	375	11,578	12,853	263	463

Total current liabilities	32,028	34,712	(6,426)	(6,440)	31,836	33,982	6,618	7,170

Long-term debt	11,433	10,243	10,176	6,833	748	2,974	509	436
Pension plans and similar commitments	5,843	5,326	—	—	5,813	5,299	30	27
Deferred income taxes	534	195	182	(50)	250	119	102	126
Other accruals and provisions	3,418	3,401	21	28	3,101	3,068	296	305
Other intracompany liabilities	—	—	(2,410)	(2,341)	378	45	2,032	2,296

	53,256	53,877	1,543	(1,970)	42,126	45,487	9,587	10,360

Minority interests	634	541	—	—	634	541	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,129,742,969 and 1,145,917,335 shares, respectively Issued: 890,866,301 and 890,374,001 shares, respectively	2,673	2,671
Additional paid-in capital	5,073	5,053
Retained earnings	23,020	21,471
Accumulated other comprehensive income (loss)	(7,051)	(5,670)
Treasury stock, at cost. 1,184 and 49,864 shares, respectively	—	(4)

Total shareholders’ equity	23,715	23,521	—	—	21,715	21,671	2,000	1,850

Total liabilities and shareholders’ equity	77,605	77,939	1,543	(1,970)	64,475	67,699	11,587	12,210

EVA performance

     Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operating Groups and income before income taxes for the Financing and Real estate businesses as a base) against the additional cost of capital used to run a business, (using Net capital employed for the Operating Groups and risk-adjusted equity for the Financing and Real estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying. Other organizations that use EVA may define and calculate EVA differently.

A reconciliation of EVA follows.

Economic Value Added (EVA) calculation (unaudited)
For the fiscal years ended September 30, 2003 and 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net Income	2,445	2,597	198	(213)	1,897	2,474	350	336
Cumulative effect of change in accounting principle, net of income taxes	(36)	—	—	—	(39)	—	3	—
Minority interest	96	29	—	(2)	96	31	—	—
Income taxes(1)	867	849	68	(69)	677	809	122	109

Income (loss) before income taxes	3,372	3,475	266	(284)	2,631	3,314	475	445
Other interest income (expense) of Operations, net	88	96	—		88	96	—	—
Gains on sales and dispositions of significant business interests	—	(936)	—		—	(936)	—
Taxes and other(2)	(1,098)	(713)	(93)	353	(865)	(933)	(140)	(133)

Net operating profit after taxes	2,362	1,922	173	69	1,854	1,541	335	312

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002	2003	2002	2003	2002

Total assets	77,605	77,939	1,543	(1,970)	64,475	67,699	11,587	12,210
Other asset and liability related reconciling items (see table segment information)					(48,533)	(51,944)
Financial adjustments					1,334	1,926
Average calculation(3)					1,883	5,034
Liabilities(4)							(9,587)	(10,360)

Average net operating assets for Operations / allocated equity for Financing and Real Estate					19,159	22,715	2,000	1,850

	2003	2002	2003	2002	2003	2002	2003	2002

Net operating profit after taxes	2,362	1,922	173	69	1,854	1,541	335	312
Capital charge(5)	(1,913)	(2,241)	(15)	(15)	(1,719)	(2,061)	(179)	(165)

EVA	449	(319)	158	54	135	(520)	156	147

Adjustments for certain centrally recorded gains / charges(6)	—	936

EVA Siemens worldwide	449	617

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
(2)	Other includes financial adjustments and certain reclassifications regarding in Infineon in fiscal 2002.
(3)	The term “Net operating assets” is the same as Net capital employed except the effects of financial adjustment and the fact that Average net operating assets are calculated in fiscal 2003 based on monthly basis. In fiscal 2002 Average net operating assets are calculated as the average of four fiscal quarters with a time lag of one quarter.
(4)	As a result of allocated equity, liabilities are also partly allocated.
(5)	Capital charge for eliminations, reclassifications and Corporate Treasury is risk-determined.
(6)	Centrally recorded gains in fiscal 2002 represent gains on the sales of shares in Infineon.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: November 13, 2003	/s/ CHARLES HERLINGER Charles Herlinger Vice President and Corporate Controller

/s/ DANIEL SATTERFIELD Daniel Satterfield Director